Exhibit (a)(5)(L)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

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IN RE AMYLIN PHARMACEUTICALS, INC. SHAREHOLDERS LITIGATION	: : : :	CONSOLIDATED C.A. No. 7673-CS

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MEMORANDUM OF UNDERSTANDING

WHEREAS, this Memorandum of Understanding (“MOU”) is entered into as of July 27, 2012, by and among the parties to the action captioned In re Amylin Pharmaceuticals, Inc. Shareholders Litigation (the “Action” and “Lead Plaintiff” in the Action) pending before the Court of Chancery of the State of Delaware (the “Court of Chancery”) under Consolidated C.A. No. 7673-CS, to document the agreement in principle for the settlement of the Action on the terms and subject to the conditions set forth herein;

WHEREAS, on June 29, 2012, Bristol-Myers Squibb Company (“BMS”) and Amylin Pharmaceuticals Inc. (“Amylin”) announced that they had entered into an Agreement and Plan of Merger, dated as of June 29, 2012, by and among, BMS, a wholly owned subsidiary of BMS (the “Merger Sub”) and Amylin (the “Merger Agreement”);

WHEREAS, the Merger Agreement contemplates, among other things, that the Merger Sub will purchase all of Amylin’s outstanding shares at a purchase price of $31.00 per share through a tender offer followed by a merger (the “Merger”);

WHEREAS, on July 2, 2012, BMS filed its Schedule TO and Offer to Purchase with the SEC, and commenced a tender offer for all of the outstanding shares of Amylin common stock for $31.00 cash per Amylin share (the “Tender Offer”);

WHEREAS, on July 3, 2012, Maxine Phillips, on behalf of herself and all others similarly situated, filed Phillips v. Amylin Pharmaceuticals, Inc., et. al., C.A. No. 7673-CS (the

“Phillips Action”) in the Court of Chancery alleging, among other things, that Amylin, Paulo F. Costa, Adrian Adams, Teresa Beck, M. Kathleen Behrens, Ph.D., Daniel M. Bradbury, Alexander J. Denner, Ph.D., Karin Eastham, James R. Gavin III, M.D., Jay S. Skyler, M.D., Joseph P. Sullivan (the “Board,” together with Amylin, the “Amylin Defendants”) had breached their fiduciary duties in connection with their consideration and approval of the Merger, and that BMS and the Merger Sub (together with BMS and the Amylin Defendants, the “Defendants”) had aided and abetted those breaches of fiduciary duty;

WHEREAS, on July 3, 2012, Douglas Peterson, on behalf of himself and all others similarly situated, filed Peterson v. Amylin Pharmaceuticals, Inc., et. al., 37-2012-00100092-CU-BT-CTL (the “Peterson Action”) in the Superior Court of the State of California (“California State Court”) alleging, among other things, that the Amylin Defendants and Does 1-15 had breached their fiduciary duties in connection with their consideration and approval of the Merger, and that BMS, the Merger Sub, and Does 16-25 had aided and abetted those breaches of fiduciary duty;

WHEREAS, on July 9, 2012, Plaintiff in the Phillips Action filed her First Set of Requests for Production of Documents Directed to All Defendants;

WHEREAS, on July 9, 2012, Susha Halberstam, on behalf of herself and all others similarly situated, filed Halberstam v. Amylin Pharmaceuticals, Inc., C.A. No. 7682-CS (the “Halberstam Delaware Action”) in the Court of Chancery alleging, among other things, that Amylin and the Board had breached their fiduciary duties in connection with their consideration and approval of the Merger, and that all of the Defendants had aided and abetted those breaches of fiduciary duty;

WHEREAS, on July 10, 2012, John Solak, on behalf of himself and all others similarly situated, filed Solak v. Amylin Pharmaceuticals, Inc., et al., C.A. No. 7684-CS (the “Solak Action”) in the Court of Chancery, alleging, among other things, that Amylin and the Board had breached their fiduciary duties in connection with their consideration and approval of the Merger and the disclosures related thereto, and that Amylin and BMS had aided and abetted those breaches of fiduciary duty;

WHEREAS, on July 10, 2012, James Warnock, on behalf of himself and all others similarly situated, filed Warnock v. Amylin Pharmaceuticals, Inc., et al., 37-2012-00100410-CU-SL-CTL (the “Warnock Action”) in the California State Court alleging, among other things, that the Board had breached their fiduciary duties in connection with their consideration and approval of the Merger, and that Amylin, BMS and the Merger Sub had aided and abetted those breaches of fiduciary duty;

WHEREAS, on July 10, 2012, Susha Halberstam filed a notice and proposed order of voluntary dismissal of the Halberstam Delaware Action, which was granted on July 20, 2012;

WHEREAS, on July 10, 2012, the Court of Chancery approved a Stipulated Order of Class Certification and Case Management, which certified a conditional class that consisted of all persons who held shares of stock of Amylin (excluding Defendants and their immediate family members, any entity controlled by any of the Defendants, and any successors in interest thereto) at any time during the period from and including February 1, 2012, through the date of consummation or termination of the Merger in the case captioned Phillips v. Amylin Pharmaceuticals, Inc., et. al., C.A. No. 7673-CS and named Maxine Phillips as lead plaintiff (“Lead Plaintiff”);

WHEREAS, on July 10, 2012, Amylin filed with the United States Securities and Exchange Commission (the “SEC”) a Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 (the “14D-9”), which, among other things, summarizes the Merger Agreement and provides an account of the events leading up to the execution of the Merger Agreement and a summary of the valuation analyses conducted by Amylin’s board of directors’ financial advisors, Goldman Sachs & Co. and Credit Suisse;

WHEREAS, on July 10, 2012, the Amylin Defendants filed a Motion to Stay the Peterson Action in favor of the Action;

WHEREAS, on July 11, 2012, the Amylin Defendants filed their Answer and Affirmative Defenses to the Phillips Action;

WHEREAS, on July 12, 2012, attorneys for the Lead Plaintiff filed a Verified Amended Class Action Complaint and a Motion for a Preliminary Injunction;

WHEREAS, on July 12, 2012, Robert Jurko, on behalf of himself and all others similarly situated, filed Jurko v. Amylin Pharmaceuticals, Inc., et al., C.A. No. 7695-CS (the “Jurko Action”) in the Court of Chancery, alleging, among other things, that the Board had breached their fiduciary duties in connection with their consideration and approval of the Merger and the disclosures related thereto, and BMS and the Merger Sub had aided and abetted those breaches of fiduciary duty;

WHEREAS, on July 16, 2012, Plaintiff in the Solak Action filed a Motion for Consolidation and Appointment of Co-Lead Counsel;

WHEREAS, on July 16, 2012, the Court of Chancery held a teleconference regarding the Motion for Consolidation and Appointment of Co-Lead Counsel;

WHEREAS, on July 17, 2012, the Court of Chancery granted an Order of Consolidation that incorporated the Stipulated Order of Class Certification and Case Management granted on July 10, 2012 and captioned the Phillips Action, Solak Action and Jurko Action In re Amylin Pharmaceuticals, Inc. Shareholders Litigation, Consolidated C.A. No. 7673-CS;

WHEREAS, on July 17, 2012, BMS and Merger Sub filed a motion to join the Amylin Defendants’ Motion to Stay the Peterson Action;

WHEREAS, as of the date of this MOU, counsel for Lead Plaintiff in the Action have conducted discovery with the assistance of other counsel for Plaintiffs that included a review of over 29,000 documents that were produced by the Amylin Defendants between July 13, 2012 and July 20, 2012 and took depositions of Daniel Bradbury (CEO and Chairman of Amylin), Karin Eastham (an independent Amylin Board Member) and James Katzman of Goldman Sachs & Co.;

WHEREAS, on July 20, 2012, Susha Halberstam, on behalf of herself and all others similarly situated, filed Halberstam v. Amylin Pharmaceuticals, Inc., et al., 12CV1787 LAB JMA (the “Halberstam California Action”) in the United States District Court Southern District of California (“California Federal Court”), alleging, among other things, that the Board had breached their fiduciary duties in connection with their consideration and approval of the Merger, and that all of the Defendants aided and abetted those breaches of fiduciary duty;

WHEREAS, on July 20, 2012, Peter Doucet, on behalf of himself and all others similarly situated, filed Doucet v. Amylin Pharmaceuticals, Inc., et al., 12CV1807WQH JMA (the “Doucet Action”) in the California Federal Court, alleging, among other things, that the Board had breached their fiduciary duties in connection with their consideration and approval of the Merger and the disclosures relating thereto, and that Amylin, BMS and the Merger Sub had aided and abetted those breaches of fiduciary duty;

WHEREAS, on July 24, 2012, counsel in the Solak Action filed a Notice of Withdrawal of Counsel with the Court of Chancery;

WHEREAS, Lead Plaintiff in the Action represents that she has owned at all relevant times and continue to own shares of Amylin common stock, for which proof of ownership has been provided to Defendants’ counsel;

WHEREAS, counsel for the parties to the Action have engaged in arm’s-length discussions and negotiations concerning a possible settlement of the Action based on the Lead Plaintiff’s demand for further disclosure to Amylin stockholders and structural changes to the Merger Agreement in connection with the transactions contemplated by the Merger Agreement;

WHEREAS, after arm’s-length negotiations, counsel to the parties in the Action have reached an agreement-in-principle concerning the proposed settlement of the Action, which they set forth herein;

WHEREAS, in connection with settlement discussions and negotiations leading to the execution of this MOU, counsel for the parties to the Action did not discuss the appropriateness or amount of any application by counsel for Lead Plaintiff for an award of attorneys’ fees and expenses; and

WHEREAS, counsel for Lead Plaintiff and Lead Plaintiff have concluded that the terms contained in this MOU are fair and adequate to Amylin stockholders and that it is reasonable to pursue a settlement of the Action based upon those terms and the procedures outlined herein; and

WHEREAS, each Defendant has denied, and continues to deny, that he, she, or it committed or aided and abetted the commission of any breach of fiduciary duty law, engaged in any of the wrongful acts alleged in the Action, or that any further supplemental disclosure is required under any applicable rule, statute, regulation or law and expressly maintains that he, she, or it diligently and scrupulously complied with his, her, or its fiduciary and other legal duties, to the extent such duties exist, and is entering into this MOU solely to eliminate the burden, expense, and uncertainties inherent in further litigation;

NOW THEREFORE, the parties to the Action have reached an agreement in principle providing for the settlement of the Action on the terms and subject to the conditions set forth below (the “Settlement”), and the parties believe the Settlement is in the best interests of the parties and Amylin public stockholders:

1. As a result of the negotiations between and among the parties, it is agreed that, in consideration for the full settlement and release of the Settled Claims (as defined below), Amylin will include additional disclosures in a Supplement to the 14D-9 concerning the Merger Agreement, in the form attached hereto as Exhibit A, to be filed with the SEC. Without admitting any wrongdoing, the Defendants acknowledge that the prosecution of the Action and discussions with counsel for Lead Plaintiff were the principal cause of the decision to make the supplemental disclosures reflected in Exhibit A.

2. Within one business day of the execution of this MOU, counsel for the Lead Plaintiff shall inform the Court of Chancery of the execution of this MOU, and shall request leave of the Court of Chancery to present the Settlement for preliminary approval as soon as practicable.

3. The parties will make efforts to agree in good faith on reasonable additional discovery, if any such discovery is reasonably necessary, to confirm the fairness, reasonableness and adequacy of the Settlement.

4. No fees or expenses shall be paid to counsel for Lead Plaintiff in the absence of consummation of the Merger and approval of the release set forth in Paragraph 6(c) below. This paragraph shall be immediately binding on the parties to the MOU.

5. The parties will attempt in good faith to agree promptly upon an appropriate stipulation of settlement (the “Stipulation”) and such other documentation as may be required to obtain final approval of the Settlement, and such Stipulation shall be executed and submitted to the Court of Chancery for approval at the earliest practicable time. The Stipulation shall expressly provide that, among other things:

(a) Each of the Defendants has denied, and continue to deny, that he, she or it has committed or aided and abetted the commission of any breach of fiduciary duty or any other law or engaged in any of the wrongful acts alleged in the Action, and expressly maintain that he, she or it has diligently and scrupulously complied with their fiduciary and other legal duties, to the extent such duties exist. Each of the Defendants also specifically denies that any supplemental disclosure is required under any applicable rule, statute, regulation or law. However, to avoid the risk of delaying the Merger and to provide additional information to Amylin’s stockholders in a timely manner, the Defendants agreed in principle to the settlement set forth herein;

(b) The Defendants are entering into the Stipulation solely because the Settlement would eliminate the burden, expense, and uncertainties inherent in further litigation;

(c) Counsel for Lead Plaintiff believes that Lead Plaintiff’s claims have merit based on proceedings to date, but recognize that the Defendants would continue to assert legal and factual defenses to their claims; and

(d) Counsel for the Lead Plaintiff and Lead Plaintiff have concluded that the Settlement is fair and adequate, and that it is reasonable to pursue the Settlement based upon the terms and procedures outlined herein after reasonable additional confirmatory discovery, if necessary, is completed.

6. The Stipulation will further provide for, among other things:

(a) Final certification of a non-opt out class pursuant to Delaware Court of Chancery Rules 23(a), 23(b)(1) and (b)(2), defined as any and all record holders and beneficial owners of Amylin common stock, along with their respective successors in interest, successors, predecessors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, together with their predecessors and successors and assigns, who held shares of Amylin common stock at any time between and including February 1, 2012 and the date of the consummation of the Merger, excluding Defendants and their immediate family members, any entity controlled by any of the Defendants, and any successors in interest thereto (the “Class”).

(b) The Lead Plaintiff agrees, and the members of the Class by operation of law shall be deemed to have agreed, that all proceedings in the Action shall be stayed and the Lead Plaintiff agrees, and the members of the Class by operation of law shall be deemed to have agreed, not to initiate any and all other proceedings regarding the Merger or any Settled Claims (defined herein at paragraph 6(c)), other than those incident to the Settlement itself, until the Court of Chancery rules upon a motion for final approval of the Settlement;

(c) The entry of a judgment in an appropriate form, dismissing the Action with prejudice and barring, among other things, any claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments, duties, suits, costs, expenses, matters, and issues known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, accrued or unaccrued, apparent or unapparent, that have been or could have been, asserted in any court, tribunal, or proceeding (including but not limited to any claims arising under federal, state, foreign, statutory or common law, including the federal securities laws and any state disclosure law), by or on behalf of Lead Plaintiff, or any member of the Class, whether individual, direct, class, derivative, representative, legal, equitable, or any other type or in any other capacity (collectively, the “Releasing Persons”) against the Defendants, AstraZeneca PLC, AstraZeneca Pharmaceuticals LP, or any of their respective families, parent entities, controlling persons, associates, affiliates, or subsidiaries and each and all of their respective past or present officers, directors, stockholders, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, entities providing fairness opinions, advisors or agents, insurers, heirs, executors, trustees, general or limited partners or partnerships, limited liability companies, members, joint ventures, personal or legal representatives, estates, administrators, predecessors, successors, or assigns (the “Released Persons”), whether or not each of the Released Persons were named, served with process, or appeared in the Action, which the Releasing Persons ever had, now have, or may have had by reason of, arising out of, relating to, or in connection with the acts, events, facts, matters, transactions, occurrences, statements, or representations, or any other matter whatsoever set forth in or otherwise related, directly or indirectly, to the allegations in the Action, the complaints, the Merger Agreement, the Tender Offer, the Merger or other transactions contemplated therein, or disclosures made in connection therewith (including any alleged misstatements or omissions or the adequacy and completeness of such disclosures) (the “Settled Claims”); provided, however, that the Settled Claims shall not include any properly perfected claims for appraisal pursuant to Delaware General Corporation Law Section 262, or claims to enforce the Settlement or the right of the parties to enforce the terms of this MOU and the Stipulation contemplated herein.

7. The Stipulation will include a provision that the Lead Plaintiff agrees, and the members of the Class by operation of law shall be deemed to have agreed, that they may discover facts in addition to or different from those now known or believed to be true by them with respect to the Settled Claims, but that it is the intention of the Lead Plaintiff, and by operation of law the intention of the members of the Class, to completely, fully, finally and forever compromise, settle, release, discharge, extinguish, and dismiss any and all Settled Claims, known or unknown, suspected or unsuspected, contingent or absolute, accrued or unaccrued, apparent or unapparent, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. The Lead Plaintiff acknowledges, and the members of the Class by operation of law shall be deemed to have acknowledged, that “Unknown Claims” are expressly included in the definition of “Settled Claims,” and that such inclusion was expressly bargained for and was a key element of the Settlement and was relied upon by each and all of the Released Persons in entering into this Stipulation. “Unknown Claims” means any claim that the Lead Plaintiff or any member of the Class does not know or suspect exists in his, her or its favor at the time of the release of the Settled Claims as against the Released Parties, including without limitation those which, if known, might have affected the decision to enter into the Settlement.

8. The Settlement is intended to extinguish all of the Settled Claims and, consistent with such intention, the Stipulation will provide that, upon final approval of the Settlement, the Releasing Persons shall waive and relinquish, to the fullest extent permitted by law, the provisions, rights, and benefits of any state, federal, or foreign law or principle of common law, which may have the effect of limiting the release set forth above. This shall include a waiver by the Releasing Persons of any rights pursuant to section 1542 of the California Civil Code (or any similar, comparable, or equivalent provision of any federal, state, or foreign law, or principle of common law), which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

The Lead Plaintiff acknowledges, and the members of the Class shall be deemed by operation of the entry of a final order and judgment approving the Settlement to have acknowledged, that the foregoing waiver was separately bargained for, is an integral element of the Settlement, and was relied upon by each and all of the Defendants in entering into the Settlement.

9. The Lead Plaintiff acknowledges and agrees, and the members of the Class by operation of law shall be deemed to have acknowledged and agreed, that the parties to the Merger may make amendments or modifications to the Merger and/or the Merger Agreement prior to the effective date of the Merger. The Lead Plaintiff agrees, and the members of the Class by operation of law shall be deemed to have agreed, that they will not challenge or object to any such modifications so long as they are consistent with the material terms of the Settlement set forth in this MOU, and so long as they do not involve a reduction in the merger consideration or otherwise are detrimental in any material respect to the interests of the Class.

10. The Settlement is expressly conditioned on and subject to the following conditions, which shall be included in the Settlement Agreement: (a) final certification of the Class; (b) final Court of Chancery approval of the Settlement; and (c) consummation of the Merger. Additionally, the Defendants may, but are not obligated to, render this MOU null and void in the event that any claim relating to the subject matter of the Action or the Merger is commenced or prosecuted against any of the Released Parties and (subject to a motion by such Released Parties) such claim is not dismissed with prejudice or stayed in contemplation of the dismissal of the Action. Should the Stipulation not be executed or not be consummated in accordance with the terms described herein, or the Merger not be consummated for any reason, the Settlement shall be null and void and of no force and effect, and shall not be deemed to prejudice in any way the position of any party with respect to the litigation. In such event, and consistent with the applicable evidentiary rules, neither the existence of this MOU nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other proceeding.

11. Lead Plaintiff and her counsel intend to petition the Court of Chancery for an award of attorneys’ fees and expenses from Amylin. The Defendants in the Action reserve all rights with respect to the fee petition referenced in the preceding sentence. Amylin or its successor(s)-in-interest agree to engage in good-faith negotiations with counsel for Lead Plaintiff concerning the amount of attorneys’ fees and expenses to be paid to counsel for Lead Plaintiff. In the event that they are unable to resolve such amount, the issue will be submitted to the Court of Chancery for resolution. The payment of attorneys’ fees shall be made by Amylin within 10 calendar days after final Court of Chancery approval of the Settlement that is no longer subject to appeal or review, whether by exhaustion or waiver of any possible appeal, lapse of time or otherwise. Except as expressly provided herein, Lead Plaintiff and counsel for the Lead Plaintiff shall bear their own fees, costs and expenses.

12. The provisions contained in this MOU shall not be deemed a presumption, concession, or admission by any party of any fault, liability, or wrongdoing, or lack of merit as to any facts or claims alleged or asserted in the Action or in any other action or proceeding, and shall not be interpreted, construed, deemed, invoked, offered, or received into evidence or otherwise used by any person in the Action or in any other action or proceeding, whether civil, criminal, or administrative, except in connection with any proceeding to enforce the terms of the Settlement.

13. Amylin or its successor(s) in interest shall pay the costs and expenses related to providing notice of the Settlement to the Class, as well as any costs and expenses related to the administration of the Settlement.

14. Each Plaintiff and his or her counsel represent and warrant that (i) the Plaintiff is an Amylin stockholder and has been an Amylin stockholder at all relevant times and continued to hold his or her stock in Amylin as of the date this MOU was signed, and (ii) none of the Plaintiff’s claims or causes of action referred to in any of the complaints or this MOU, or any claims the Plaintiff could have alleged, have been assigned, encumbered, or in any manner transferred in whole or in part.

15. Upon final approval of the Settlement, each member of the Class covenants not to sue, and each member of the Class shall be barred from suing, any Defendant or any other Released Person for any Settled Claim.

16. In entering into this Settlement, the Lead Plaintiff assumes, and the members of the Class by operation of law shall be deemed to have assumed, the risk of any mistake of fact or law if the Lead Plaintiff or the members of the Class should later discover that any fact they relied upon in entering into this Settlement is not true, or that their understanding of the facts or law was incorrect, and in such event the Lead Plaintiff or the members of the Class shall not be entitled to seek rescission of this Settlement, or otherwise attack the validity of the Settlement, based on any such mistake. This Settlement is intended to be final and binding upon Lead Plaintiff and the members of the Class regardless of any mistake of fact or law.

17. This MOU constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended nor any of its provisions waived except by a writing signed by all of the parties hereto.

18. This MOU and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles.

19. The Court of Chancery shall have exclusive jurisdiction with respect to any controversy, claim or dispute arising out of, relating to, or in connection with this MOU and the Settlement contemplated by it.

20. This MOU may be executed in counterparts by facsimile, email, or original signature by any of the signatories hereto and as so executed shall constitute one agreement.

21. Subject to paragraph 10, this MOU shall be binding upon and shall inure to the benefit of the parties and their respective agents, successors, executors, heirs, and assigns.

DATED: July 27, 2012

FARUQI & FARUQI, LLP

/s/ James P. McEvilly, III

James P. McEvilly, III (ID No. 4807)

20 Montchanin Road, Suite 145

Wilmington, Delaware 19807

Tel.: (302) 482-3182

OF COUNSEL:

FARUQI & FARUQI, LLP

Juan E. Monteverde

Brian Moon

369 Lexington Avenue, 10th Fl.

New York, New York 10017

Tel.: (212) 983-9330

Attorneys for Lead Plaintiff

SKADDEN, ARPS, SLATE,

MEAGHER & FLOM LLP

/s/ Robert S. Saunders

Edward P. Welch (ID No. 671)

Robert S. Saunders (ID No. 3027)

Ronald N. Brown, III (ID No. 4831)

One Rodney Square

P.O. Box 636

Wilmington, Delaware 19899-0636

Tel.: (302) 651-3000

Fax: (302) 651-3001

OF THE NEW YORK BAR:

Maura Barry Grinalds

SKADDEN, ARPS, SLATE,

MEAGHER & FLOM LLP

Four Times Square

New York, New York 10036

Tel.: (212) 735-3000

Fax: (212) 735-2000

Attorneys for Defendants Amylin Pharmaceuticals, Inc., Paulo F. Costa, Adrian Adams, Teresa Beck, M. Kathleen Behrens, Ph.D., Daniel M. Bradbury, Alexander J. Denner, Ph.D., Karin Eastham, James R. Gavin III, M.D., Ph.D., Jay S. Skyler, M.D., MACP, and Joseph P. Sullivan

RICHARDS LAYTON & FINGER, P.A.

/s/ Gregory P. Williams

Gregory P. Williams (ID No. 2168)

One Rodney Square

920 North King Street

Wilmington, Delaware 19801

Tel.: (302) 651-7700

Fax: (302) 651-7701

OF COUNSEL:

KIRKLAND & ELLIS LLP

Yosef J. Riemer

Matthew Solum

601 Lexington Avenue

New York, New York 10022

Tel.: (212) 446-4800

Fax: (212) 446-4900

Attorneys for Defendants Bristol-Meyers Squibb Company and B&R Acquisition Company

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